Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2024

This quarterly report provides Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2024, together with the related information.

Melco Resorts Finance Limited

Report for the Third Quarter of 2024

TABLE OF CONTENTS

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
GLOSSARY	6
EXCHANGE RATE INFORMATION	8
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	9
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remains outstanding under the term loan facility, with a maturity date extended to June 24, 2026, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were canceled;

•

“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One Limited (“MCO Nominee One”), our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for an initial term of five years, and which have been amended and restated under the 2023 Amendment and Restatement and the 2024 Amendment and Restatement;

•

“2023 Amendment and Restatement” refers to the Amendment and Restatement Agreement dated June 29, 2023 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend the provisions of the 2020 Credit Facilities such that borrowings under the 2020 Credit Facilities denominated in U.S. dollars bear interest at the term Secured Overnight Financing Rate plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries;

•

“2024 Amendment and Restatement” refers to the Second Amendment and Restatement Agreement dated April 8, 2024 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend, among other things, the maturity date of the 2020 Credit Facilities to April 29, 2027;

•

“2025 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017;

•	“2026 Senior Notes” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019;

•	“2027 Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•

“2028 Senior Notes” refers to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 and US$350.0 million in aggregate principal amount was issued on August 11, 2020;

•

“2029 Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 and US$250.0 million in aggregate principal amount was issued on January 21, 2021;

•	“2032 Senior Notes” refers to the US$750.0 million aggregate principal amount of 7.625% senior notes due 2032 we issued on April 17, 2024;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” and “PRC” refer to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China(“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming concession;

•	“Mocha Clubs” refers to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our concession” and “our gaming concession” refer to the Macau gaming concession held by Melco Resorts Macau, effective from January 1, 2023 until December 31, 2032;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•

“we,” “us,” “our,” “our company,” “Melco Resorts Finance” and “the Company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024.

Certain monetary amounts, percentages, and other figures included in this quarterly report have been subject to rounding adjustments. Certain other amounts that appear in this quarterly report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry where the amended gaming law was adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitation in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip patron who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.773994 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.007239 to US$1.00.

In this quarterly report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2023. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the third quarter of 2024, our total operating revenues were US$997.4 million, an increase of 17.9% from US$846.1 million of total operating revenues for the third quarter of 2023. The increase in total operating revenues was primarily attributable to improved performance in all gaming segments and non-gaming operations at City of Dreams, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Such increase was led by the continued recovery in inbound tourism to Macau during the third quarter of 2024. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment for the operation of the Studio City Casino pursuant to the Studio City Casino Agreement. Such reimbursement is included in general and administrative expenses.

Net income for the third quarter of 2024 was US$10.6 million, compared with net loss of US$26.6 million for the third quarter of 2023. The change was primarily attributable to the improved performance at City of Dreams mentioned above, lower depreciation and amortization expenses as well as lower interest expense.

The following summarizes the results of our operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(In thousands of US$)
Total operating revenues	$997,412	$846,146	$2,977,795	$2,246,693
Total operating costs and expenses	$(909,901)	$(790,047)	$(2,722,401)	$(2,147,016)
Operating income	$87,511	$56,099	$255,394	$99,677
Net income (loss)	$10,624	$(26,610)	$19,472	$(145,893)

Results of Operations

City of Dreams Third Quarter Results

For the quarter ended September 30, 2024, total operating revenues at City of Dreams were US$602.5 million, compared with US$542.5 million in the third quarter of 2023. The year-over-year increase in the total operating revenues was primarily a result of better performance in all gaming segments and non-gaming operations.

Rolling chip volume was US$3.30 billion for the third quarter of 2024 versus US$4.43 billion in the third quarter of 2023. The rolling chip win rate was 3.97% in the third quarter of 2024 versus 2.48% in the third quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.40 billion in the third quarter of 2024, compared with US$1.32 billion in the third quarter of 2023. The mass market table games hold percentage was 32.3% in the third quarter of 2024, compared with 32.1% in the third quarter of 2023.

Gaming machine handle for the third quarter of 2024 was US$944.1 million, compared with US$807.5 million in the third quarter of 2023. The gaming machine win rate was 3.2% in the third quarter of 2024 versus 3.6% in the third quarter of 2023.

Total non-gaming revenue at City of Dreams in the third quarter of 2024 was US$110.1 million, compared with US$100.2 million in the third quarter of 2023.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2024, total operating revenues at Altira Macau were US$31.1 million, compared with US$25.2 million in the third quarter of 2023.

In the mass market table games segment, drop was US$135.5 million in the third quarter of 2024 versus US$140.0 million in the third quarter of 2023. The mass market table games hold percentage was 21.7% in the third quarter of 2024, compared with 18.9% in the third quarter of 2023.

Gaming machine handle for the third quarter of 2024 was US$148.0 million, compared with US$86.5 million in the third quarter of 2023. The gaming machine win rate was 1.8% in the third quarter of 2024 versus 3.9% in the third quarter of 2023.

Total non-gaming revenue at Altira Macau in the third quarter of 2024 was US$5.5 million, compared with US$5.4 million in the third quarter of 2023.

Mocha and Other Third Quarter Results

Total operating revenues from Mocha and Other were US$30.8 million in the third quarter of 2024, compared with US$30.6 million in the third quarter of 2023.

Mass market table games drop was US$57.2 million in the third quarter of 2024 versus US$47.3 million in the third quarter of 2023. The mass market table games hold percentage was 16.6% in the third quarter of 2024 versus 18.6% in the third quarter of 2023.

Gaming machine handle for the third quarter of 2024 was US$519.1 million, compared with US$515.8 million in the third quarter of 2023. The gaming machine win rate was 4.3% in the third quarter of 2024 versus 4.5% in the third quarter of 2023.

Other Factors Affecting Third Quarter Earnings

Total net non-operating expenses for the third quarter of 2024 were US$75.2 million, which mainly included interest expense of US$81.5 million, partially offset by interest income of US$5.4 million, compared with total net non-operating expenses of US$82.4 million for the third quarter of 2023, which mainly included interest expense of US$87.1 million, partially offset by interest income of US$7.1 million.

Nine Months’ Results

For the nine months ended September 30, 2024, our total operating revenues were US$2.98 billion, an increase of 32.5% from US$2.25 billion of total operating revenues for the nine months ended September 30, 2023. The increase in total operating revenues was primarily attributable to improved performance in all gaming segments and non-gaming operations at City of Dreams, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Such increase was led by the continued recovery in inbound tourism to Macau during the nine months ended September 30, 2024.

Net income for the nine months ended September 30, 2024 was US$19.5 million, compared with net loss of US$145.9 million in the comparable period of 2023. The change was primarily attributable to the improved performance at City of Dreams mentioned above, lower depreciation and amortization expenses as well as lower interest expense.

Liquidity and Capital Resources

We have relied and intend to rely on cash generated from our operations and our debt and equity financings to meet our funding requirements and repay our indebtedness, as the case may be. We expect to have significant capital expenditures in the future as we continue to enhance and develop our properties which includes, for example, our efforts to redevelop and rebrand The Countdown at City of Dreams in Cotai, Macau and upgrade and refresh the Grand Hyatt’s MICE space. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of September 30, 2024, we held cash and cash equivalents of US$580.6 million and restricted cash of US$125.2 million (being cash collateral for concession-related bank guarantees issued to the Macau government and security under credit facilities). Further, HK$13.62 billion (equivalent to US$1.75 billion) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(In thousands of US$)
Net cash provided by operating activities	$126,264	$114,747	$197,074	$196,010
Net cash used in investing activities	$(37,864)	$(2,841)	$(86,557)	$(8,902)
Net cash used in financing activities	$(3,472)	$(101,919)	$(178,566)	$(654,537)
Effect of exchange rate on cash, cash equivalents and restricted cash	$3,417	$1,248	$3,742	$(3,307)

Increase (decrease) in cash, cash equivalents and restricted cash	$88,345	$11,235	$(64,307)	$(470,736)
Cash, cash equivalents and restricted cash at beginning of period	$617,459	$738,274	$770,111	$1,220,245

Cash, cash equivalents and restricted cash at end of period	$705,804	$749,509	$705,804	$749,509

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment, which are conducted primarily on a cash basis.

Net cash provided by operating activities was US$126.3 million for the third quarter of 2024, compared to net cash provided by operating activities of US$114.7 million for the third quarter of 2023. The change was primarily due to the improved performance of operations as described in the foregoing section, partially offset by increased working capital needed for operations.

Net cash provided by operating activities was US$197.1 million for the nine months ended September 30, 2024, compared to net cash provided by operating activities of US$196.0 million for the nine months ended September 30, 2023. The change was primarily due to the improved performance of operations as described in the foregoing section, partially offset by increased working capital needed for operations.

Investing Activities

Net cash used in investing activities of US$37.9 million for the third quarter of 2024 mainly included payments for acquisition of property and equipment of US$28.6 million and payments for acquisition of intangible and other assets of US$9.3 million.

Net cash used in investing activities of US$2.8 million for the third quarter of 2023 mainly included payments for acquisition of property and equipment of US$2.7 million.

Our total payments for acquisition of property and equipment were US$28.6 million and US$2.7 million for the third quarters of 2024 and 2023, respectively. Such capital expenditures were mainly associated with our development projects, as well as enhancement to our integrated resort offerings.

Net cash used in investing activities of US$86.6 million for the nine months ended September 30, 2024 mainly included payments for acquisition of property and equipment of US$88.5 million and payments for acquisition of intangible and other assets of US$18.1 million, partially offset by repayment of loans or advances by an affiliated company to us of US$20.0 million.

Net cash used in investing activities of US$8.9 million for the nine months ended September 30, 2023 mainly included payments for acquisition of property and equipment of US$17.2 million and payments for acquisition of intangible assets of US$3.7 million, partially offset by the net repayments of loans or advances by an affiliated company to us of US$12.0 million.

Our total payments for acquisition of property and equipment were US$88.5 million and US$17.2 million for the nine months ended September 30, 2024 and 2023, respectively. Such capital expenditures were mainly associated with our development projects, as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash used in financing activities amounted to US$3.5 million for the third quarter of 2024, which primarily represented the repayment of the outstanding revolving credit facility under the 2020 Credit Facilities of US$101.0 million and payments of concession liabilities of US$2.2 million, partially offset by the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$100.3 million.

Net cash used in financing activities amounted to US$101.9 million for the third quarter of 2023, which primarily represented the repayments of the outstanding revolving credit facility under the 2020 Credit Facilities of US$100.2 million and payments of concession liabilities of US$1.6 million.

Net cash used in financing activities amounted to US$178.6 million for the nine months ended September 30, 2024, which primarily represented the repayment of the outstanding revolving credit facility under the 2020 Credit Facilities of US$994.2 million and payments of financing costs of US$27.2 million, partially offset by the proceeds from the issuance of 2032 Senior Notes of US$750.0 million and the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$100.3 million.

Net cash used in financing activities amounted to US$654.5 million for the nine months ended September 30, 2023, which primarily represented the repayments of the outstanding revolving credit facility under the 2020 Credit Facilities of US$1.90 billion, partially offset by the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$1.25 billion.

Indebtedness

The following table presents a summary of our gross indebtedness as of September 30, 2024:

As of September 30, 2024
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2028 Senior Notes	$850,000
2029 Senior Notes	$1,150,000
2032 Senior Notes	$750,000
2015 Credit Facilities	$129
2020 Credit Facilities	$158,090

$5,008,219

On August 8, 2024, we drew down HK$782.0 million (approximately US$100.3 million) in aggregate principal amount under the 2020 Credit Facilities.

On September 30, 2024, we repaid HK$785.0 million (approximately US$101.0 million) in aggregate principal amount under the 2020 Credit Facilities.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2024

Page

Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$580,643	$645,555
Accounts receivable, net	78,906	85,307
Receivables from affiliated companies	781,354	798,600
Inventories	17,981	16,242
Prepaid expenses and other current assets	51,178	39,319

Total current assets	1,510,062	1,585,023

Property and equipment, net	2,001,877	2,061,659
Intangible assets, net	182,918	198,682
Goodwill	81,979	81,582
Long-term prepayments, deposits and other assets, net	79,054	42,695
Receivables from affiliated companies, non-current	1,649,466	1,642,407
Restricted cash	125,161	124,556
Operating lease right-of-use assets	22,004	26,520
Land use rights, net	199,008	204,067

Total assets	$5,851,529	$5,967,191

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable	$14,212	$7,071
Accrued expenses and other current liabilities	752,376	723,123
Income tax payable	5,277	5,686
Operating lease liabilities, current	6,754	7,641
Current portion of long-term debt, net	—	149,774
Payables to affiliated companies	50,486	68,585

Total current liabilities	829,105	961,880

Long-term debt, net	4,991,124	4,987,673
Other long-term liabilities	230,905	223,633
Deferred tax liabilities, net	2,952	3,021
Operating lease liabilities, non-current	18,088	21,969

Total liabilities	6,072,174	6,198,176

Shareholder’s deficit:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	—	—
Additional paid-in capital	1,905,936	1,897,463
Accumulated other comprehensive income (losses)	18,159	(5,236)
Accumulated losses	(2,144,740)	(2,123,212)

Total shareholder’s deficit	(220,645)	(230,985)

Total liabilities and shareholder’s deficit	$5,851,529	$5,967,191

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Operating revenues:
Casino	$860,500	$723,127	$2,561,064	$1,905,583
Rooms	43,205	41,655	128,152	111,160
Food and beverage	27,115	23,057	85,219	61,115
Entertainment, retail and other	66,592	58,307	203,360	168,835

Total operating revenues	997,412	846,146	2,977,795	2,246,693

Operating costs and expenses:
Casino	(604,643)	(513,033)	(1,811,116)	(1,366,081)
Rooms	(13,847)	(11,765)	(39,571)	(31,538)
Food and beverage	(24,864)	(20,110)	(72,991)	(54,090)
Entertainment, retail and other	(5,058)	(5,351)	(13,841)	(14,280)
General and administrative	(199,463)	(169,847)	(598,904)	(447,453)
Pre-opening costs	(3,311)	—	(7,053)	—
Amortization of land use rights	(2,012)	(2,701)	(6,022)	(8,091)
Depreciation and amortization	(55,348)	(64,446)	(167,816)	(207,245)
Property charges and other	(1,355)	(2,794)	(5,087)	(18,238)

Total operating costs and expenses	(909,901)	(790,047)	(2,722,401)	(2,147,016)

Operating income	87,511	56,099	255,394	99,677

Non-operating income (expenses):
Interest income	5,368	7,149	15,714	19,025
Interest expense	(81,473)	(87,089)	(243,779)	(260,150)
Other financing costs	(1,956)	(992)	(5,348)	(2,710)
Foreign exchange gains (losses), net	1,695	(1,502)	444	(2,434)
Other income, net	1,174	83	2,189	185

Total non-operating expenses, net	(75,192)	(82,351)	(230,780)	(246,084)

Income (loss) before income tax	12,319	(26,252)	24,614	(146,407)
Income tax (expense) benefit	(1,695)	(358)	(5,142)	514

Net income (loss)	$10,624	$(26,610)	$19,472	$(145,893)

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cash flows from operating activities:
Net cash provided by operating activities	$126,264	$114,747	$197,074	$196,010

Cash flows from investing activities:
Acquisition of property and equipment	(28,580)	(2,733)	(88,525)	(17,207)
Acquisition of intangible and other assets	(9,295)	(118)	(18,112)	(3,739)
Proceeds from sale of property and equipment	11	10	80	44
Proceeds from loans or advances repayment from an affiliated company	—	—	20,000	170,000
Payments of loans or advances to an affiliated company	—	—	—	(158,000)

Net cash used in investing activities	(37,864)	(2,841)	(86,557)	(8,902)

Cash flows from financing activities:
Repayments of long-term debt	(100,978)	(100,246)	(994,201)	(1,900,320)
Payments of financing costs	(567)	—	(27,225)	—
Payments of Concession liabilities	(2,209)	(1,586)	(7,422)	(6,360)
Proceeds from long-term debt	100,282	—	850,282	1,251,544
Proceeds from advances from an affiliated company	—	(87)	—	599

Net cash used in financing activities	(3,472)	(101,919)	(178,566)	(654,537)

Effect of exchange rate on cash, cash equivalents and restricted cash	3,417	1,248	3,742	(3,307)

Increase (decrease) in cash, cash equivalents and restricted cash	88,345	11,235	(64,307)	(470,736)
Cash, cash equivalents and restricted cash at beginning of period	617,459	738,274	770,111	1,220,245

Cash, cash equivalents and restricted cash at end of period	$705,804	$749,509	$705,804	$749,509

Supplemental cash flow disclosures:
Cash paid for interest	$(55,747)	$(66,667)	$(201,773)	$(240,066)
Cash paid for income taxes	$(6)	$—	$(5,655)	$(515)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(1,728)	$(1,487)	$(6,127)	$(3,872)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification	$81	$935	$118	$4,229
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$7,304	$1,732	$21,455	$3,771
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$—	$6	$—	$6,285
Change in other current and other long-term liabilities arising from recognition of an intangible asset	$—	$—	$881	$239,588
Dividends declared included in amount due from affiliated company	$41,000	$—	$41,000	$—

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

			September 30, 2024	December 31, 2023
Cash and cash equivalents			$580,643	$645,555
Non-current portion of restricted cash			125,161	124,556

Total cash, cash equivalents and restricted cash			$705,804	$770,111

F-4